UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549 SCHEDULE 13G Under the Securities Exchange Act of 1934 (Amendment No. 01 )*

ZVUE Corp (Name of Issuer)
(Title of Class of Securities)
(CUSIP Number)
Calendar Year 2007 (Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[		] Rule 13d-1(b)
[	X	] Rule 13d-1(c)
[		] Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13G
CUSIP No.

1.	Names of Reporting Persons. Eric Bauman I.R.S. Identification Nos. of above persons (entities only).

2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) [ ] (b) [ ]

3.	SEC USE ONLY

4.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With:	5.	Sole Voting Power 1,555,024

	6.	Shared Voting Power 510,262

	7.	Sole Dispositive Power 1,555,024

	8.	Shared Dispositive Power 510,262

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,065,286

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) [ ]

11.	Percent of Class Represented by Amount in Row (9) 8.27

12.	Type of Reporting Person IN

The shares owned by the reporting person include shares owned by Eric Bauman and shares owned by Eric's Universe, Inc. fka eBaum's World, Inc., a New York corporation ("Eric's Universe"), of which the reporting person is an officer, director and the controlling shareholder. Eric's Universe owns 510,262 shares of Common Stock. This report does not include an additional 3,376,837 shares that were issued to Eric's Universe and are held in escrow pursuant to the terms of an Asset Purchase Agreement between the issuer and Eric's Universe and a Purchase Price Escrow Agreement. With respect to shares held in escrow, the reporting person does not have voting or dispositive power until the shares are released from escrow. 1,635,056 of the shares held in escrow are subject to forfeiture pursuant to the terms of the Asset Purchase Agreement. Eric Bauman is the owner of 1,555,024 shares of Common Stock, consisting of: 1,052,632 shares issuable upon the conversion of a convertible debenture in the principal amount of $2.0 million; 263,158 shares issuable upon exercise of a Warrant, at an exercise price of $1.90 per share; and 239,234 shares issuable upon exercise of a Warrant at an exercise price of $2.09 per share.
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Item 1.
(a)	Name of Issuer ZVUE Corporation
(b)	Address of Issuer's Principal Executive Offices 539 Bryant Street, Suite 403, San Francisco, California 94107

Item 2.
(a)	Name of Person Filing Eric Bauman
(b)	Address of Principal Business Office or, if none, Residence 2590 Brighton-Henrietta Townline Road, Rochester, New York 14623
(c)	Citizenship United States
(d)	Title of Class of Securities Common Stock, par value $0.001 per share
(e)	CUSIP Number 98880111

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:
(a)	[ ]	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).
(b)	[ ]	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).
(c)	[ ]	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).
(d)	[ ]	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C 80a-8).
(e)	[ ]	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);
(f)	[ ]	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);
(g)	[ ]	A parent holding company or control person in accordance with § 240.13d-1(b)(1)(ii)(G);
(h)	[ ]	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);
(i)	[ ]	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);
(j)	[ ]	Group, in accordance with §240.13d-1(b)(1)(ii)(J).

Item 4.	Ownership.
(a)	Amount beneficially owned: 2,065,286
(b)	Percent of class: 8.27%
(c)	Number of shares as to which the person has:
	(i)	Sole power to vote or to direct the vote 1,555,024
	(ii)	Shared power to vote or to direct the vote 510,262
	(iii)	Sole power to dispose or to direct the disposition of 1,555,024
	(iv)	Shared power to dispose or to direct the disposition of 510,262

Item 5.	Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [    ].

Instruction: Dissolution of a group requires a response to this item.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person

As is indicated above, of the 2,065,286 shares of Common Stock, an aggregate of 510,262 are beneficially owned by Eric's Universe, Inc., a New York corporation with offices at 2590 Brighton-Henrietta Townline Road, Rochester, New York 14623 ("Eric's Universe"). This report does not include an additional 3,376,837 shares issued to Eric's Universe, but which are being held in escrow and over which Eric's Universe does not have voting or dispositive power until such time as the shares are released from escrow.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person
Not Applicable.

Item 8.	Identification and Classification of Members of the Group
Not Applicable.

Item 9.	Notice of Dissolution of Group

Item 10.	Certifications

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 15, 2008

By:	/s/ Eric Bauman Eric Bauman

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